                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                             SEACOR Holdings, Inc.
--------------------------------------------------------------------------------

                                (Name of Issuer)


                    Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                  81190410-1
         ------------------------------------------------------------
                                 (CUSIP Number)




    Cees W. D. Bom           Cees W. D. Bom              P. V. B. Zwolsman       George F. Nicolai         with a copy to
  Smit International        Smit Internationale N.V.     Royal Nedlloyd N.V.       c/o Meespierson
    Overseas B.V.                  Zalmstraat 1              Boompjes 40             Trust B.V.            Myles C. Pollin
      Zalmstraat 1           3016 DS Rotterdam,         3011 XB Rotterdam            Vigilanter            Sidley & Austin
   3016 DS Rotterdam,         The Netherlands            The Netherlands           Holdings N.V.          875 Third Avenue
    The Netherlands        Tel: (31-10) 454 92 68     Tel: (31-10) 400 71 11    Aert van Nesstraat 45    New York, NY  10022
 Tel: (31-10) 454 92 68                                                            4 Etage                Tel: (212) 906-2307
                                                                                3012 CA Rotterdam
                                                                                 The Netherlands
                                                                              Tel: (31-10) 403 58 50

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)



                               December 19, 1996
        ---------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ] .

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                  SCHEDULE 13D

CUSIP No.    81190410-1                                    Page 2 of 29 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Smit International Overseas B.V.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)[X]
                                                                       (b)[ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    The Netherlands
--------------------------------------------------------------------------------
 NUMBER OF       7  SOLE VOTING POWER
  SHARES
BENEFICIALLY     8  SHARED VOTING POWER 943,060 Shares
 OWNED BY
   EACH
REPORTING        9  SOLE DISPOSITIVE POWER
PERSON WITH
                10 SHARED DISPOSITIVE POWER  943,060 Shares
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      943,060 Shares
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                       [ ]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.7%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP No.    81190410-1                                    Page 3 of 29 Pages

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Smit Internationale N.V.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)[X]
                                                                       (b)[ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    The Netherlands
--------------------------------------------------------------------------------
 NUMBER OF       7  SOLE VOTING POWER
  SHARES
BENEFICIALLY
 OWNED BY        8  SHARED VOTING POWER     943,060 Shares
   EACH
 REPORTING       9  SOLE DISPOSITIVE POWER
PERSON WITH
                10  SHARED DISPOSITIVE POWER     943,060 Shares
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      943,060 Shares
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                     [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.7%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D
CUSIP No.    81190410-1                                 Page 4 of 29 Pages

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Royal Nedlloyd N.V.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)[ ]
                                                                       (b)[X]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    The Netherlands
--------------------------------------------------------------------------------
 NUMBER OF       7  SOLE VOTING POWER
  SHARES
BENEFICIALLY     8  SHARED VOTING POWER 943,060 Shares (beneficial ownership
 OWNED BY           disclaimed)
   EACH
 REPORTING       9  SOLE DISPOSITIVE POWER
PERSON WITH
                10  SHARED DISPOSITIVE POWER 943,060 Shares (beneficial
                    ownership disclaimed)

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    943,060 Shares  (beneficial ownership disclaimed)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                       [ ]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.7%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D
CUSIP No.    81190410-1                                  Page 5 of 29 Pages

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Vigilanter Holdings N.V.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)[ ]
                                                                       (b)[X]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                  [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    The Netherlands
--------------------------------------------------------------------------------
 NUMBER OF      7  SOLE VOTING POWER
  SHARES
BENEFICIALLY
 OWNED BY       8  SHARED VOTING POWER  943,060 Shares (beneficial
  EACH             ownership disclaimed)
REPORTING       9  SOLE DISPOSITIVE POWER
PERSON WITH
               10  SHARED DISPOSITIVE POWER 943,060 Shares (beneficial
                   ownership disclaimed)
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    943,060 Shares (beneficial ownership disclaimed)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                       [ ]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.7%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

Item 1.  Security and Issuer.
         -------------------

          This Statement relates to the Common Stock, $.01 par value per share ("Common Stock"), of SEACOR Holdings, Inc. ("SEACOR"), a Delaware corporation having its principal executive offices at 11200 Westheimer, Suite 850, Houston, Texas 77042.

Item 2.  Identity and Background.
         -----------------------

         This Statement is filed by Smit Internationale N.V. ("Smit"), Smit International Overseas B.V. ("Overseas"), Royal Nedlloyd N.V. ("Nedlloyd") and Vigilanter Holdings N.V. ("Vigilanter"), each a corporation organized under the laws of The Netherlands. As set forth below, this Statement relates to the beneficial ownership by Smit of the Common Stock. The transaction giving rise to this Statement is described more fully in Item 3.

         Overseas.  As described more fully in Item 3, Overseas owns 712,000
         --------
    shares of Common Stock. Overseas also owns 5% Convertible Subordinated Notes Due November 15, 2006 of SEACOR ("Convertible Notes") with an aggregate principal amount of $15.25 million, convertible into 231,060 shares of Common Stock at a current conversion price of $66 per share (the "$15.25 Million Convertible Notes").

         Smit.  As described more fully in Item 3, Smit beneficially owns the
         ----
    712,000 shares of Common Stock and the $15.25 Million Convertible Notes owned by its wholly owned subsidiary, Overseas.

         Nedlloyd.  Nedlloyd holds 40% of Smit's registered shares (with voting
         --------
    rights). Nedlloyd also owns 0.1% of Smit's certificate shares for which there are no voting rights.

         Vigilanter. Vigilanter holds 40% of Smit's registered shares (with
         ----------
    voting rights).

     As a result of the foregoing relationships, Overseas, Smit, Nedlloyd and Vigilanter each may be deemed to own beneficially Common Stock. The filing of this Statement, however, shall not be construed as an admission that Nedlloyd or Vigilanter beneficially owns the shares of Common Stock or the $15.25 Million Convertible Notes directly owned by Overseas or the Common Stock issuable upon conversion of the $15.25 Million Convertible Notes. Accordingly, this Statement describes beneficial ownership by Smit and Overseas of the Common Stock arising from Overseas' ownership of the Common Stock and Smit's ownership of Overseas.

          Notwithstanding the joint filing of this Statement, each reporting person shall be deemed to be reporting information only as to itself.

          Overseas.  Overseas has its principal executive offices at  Zalmstraat
          --------
    1, 3016 DS Rotterdam, The Netherlands. Overseas is a holding company that is wholly owned by Smit. The names, addresses, principal occupations and citizenships of the members of the

                              Page 6 of 29 Pages

    Executive Board and the Supervisory Board of Overseas, whose roles correspond to those of principal executive officers and members of a board of directors, respectively, are set forth on Schedule I.

          Smit.  Smit has its principal executive offices at Zalmstraat 1, 3016
          ----
    DS Rotterdam, The Netherlands. Smit is the parent company of a group engaged in shipping and nonconventional maritime activities in Europe, the Far East and the Americas. The names, addresses, principal occupations and citizenships of the members of the Executive Board and the Supervisory Board of Smit, whose roles correspond to those of principal executive officers and members of a board of directors, respectively, are set forth on Schedule II.

          Nedlloyd.  Nedlloyd has its principal executive offices at Boompjes
          --------
    40, 3011 XB Rotterdam, The Netherlands. Nedlloyd and its subsidiaries engage in container logistics activities through a global network of shipping links and transport, forwarding, inventory management and distribution services. The names, addresses, principal occupations and citizenships of the members of the Executive Board and the Supervisory Board of Nedlloyd, whose roles correspond to those of principal executive officers and members of a board of directors, respectively, are set forth on Schedule III.

          Vigilanter.  Vigilanter has its principal executive offices at Aert
          ----------
    van Nesstraat 45 4 Etage, 3012 CA Rotterdam, The Netherlands. Vigilanter is a holding company for the ownership of Smit referred to above. The names, addresses, principal occupations and citizenships of the members of the Executive Board and the Supervisory Board of Vigilanter, whose roles correspond to those of principal executive officers and members of a board of directors, respectively, are set forth on Schedule IV.

          During the last five years, no reporting person nor, to the best knowledge of such reporting person, any of the principal executive officers and directors, as applicable, of such reporting person named herein, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

          The beneficial ownership of the Common Stock reported herein arose on December 19, 1996, when SEACOR and certain of its subsidiaries acquired substantially all the offshore vessel assets and related joint venture interests owned by Smit and certain of its subsidiaries, including Overseas and entered into certain related transactions with Smit and certain of its subsidiaries (the "SEACOR Transaction"). An Asset Purchase Agreement dated as of December 19, 1996, as supplemented by a letter agreement relating to delivery of securities (as supplemented, the "Asset Purchase Agreement"), among SEACOR and certain of its subsidiaries and Smit and certain of its

                              Page 7 of 29 Pages
subsidiaries (the "Sellers"), provides for the payment of consideration consisting of: (i) approximately $71.1 million in aggregate cash payments (based on certain assumptions and before giving effect to certain adjustments), (ii) 712,000 shares of Common Stock (which shares, based on the December 18, 1996 New York Stock Exchange closing price of the Common Stock, have a value of approximately $45.6 million) and (iii) the $15.25 Million Convertible Notes and, as described in the following paragraph, up to $6.75 million aggregate principal amount of additional Convertible Notes that may be issued in the future (the "Additional Convertible Notes"). The $15.25 Million Convertible Notes are convertible at the option of the holder thereof at any time prior to November 15, 2006 into shares of Common Stock at a conversion price of $66 per share (or 231,060 shares of Common Stock), subject to adjustment in certain circumstances. All the consideration was paid in connection with the closing, with the exception of (i) 31,517 shares of Common Stock payable upon the transfer of the Sellers' interests in a Chilean joint venture in January 1997 and (ii) $13.3 million in cash payable and the Additional Convertible Notes issuable under the Bareboat Charter Agreements (described below). Overseas holds directly the 712,000 shares of Common Stock and the $15.25 Million Convertible Notes acquired pursuant to the Asset Purchase Agreement.

          On December 19, 1996, SEACOR and a subsidiary of Smit entered into lease purchase agreements for two vessels as set forth in the bareboat charter agreements (collectively, the "Bareboat Charter Agreements"). Under the Bareboat Charter Agreements, SEACOR-Smit Offshore II B.V., a subsidiary of SEACOR, will lease two vessels over a five-year term for aggregate cash lease payments of approximately $13.3 million with an obligation to purchase such vessels at the purchase prices of $5.4 million and $5.6 million, respectively, at the end of such five-year term. The Bareboat Charter Agreements also provide SEACOR-Smit Offshore II B.V. with the option to purchase such vessels at any time during the five-year term at purchase prices specified therein (initially $9.8 million and $10.3 million, respectively, and declining thereafter, in each case subject to adjustment in certain circumstances), with $3.375 million of the purchase price for each vessel being payable in Additional Convertible Notes, resulting in a potential issuance of up to $6.75 million aggregate principal amount of Additional Convertible Notes. The beneficial ownership of Common Stock and the ownership of Convertible Notes described herein do not reflect the potential issuance of Additional Convertible Notes as described in this paragraph.

          SEACOR and Smit signed a letter (the "Malaysian Side Letter") setting forth their mutual intention to consummate a transaction pursuant to which SEACOR will cause an entity in which it or a subsidiary owns an equity interest to acquire on or before April 30, 1997 an additional four vessels that are owned by a Malaysian joint venture in which Smit has an interest for $12.9 million in cash (the "Malaysian Purchase"). The Malaysian Side Letter includes an understanding that Smit will not offer to sell its interest in the Malaysian joint venture or the vessels owned by it, or entertain offers from others, until the Malaysian Purchase is consummated.

          Pursuant to the Asset Purchase Agreement, additional consideration may be payable to the Sellers in 1999, 50% in cash and 50% in five-year non-convertible subordinated notes,

                              Page 8 of 29 Pages
depending on the adjusted earnings before interest, taxes, depreciation and amortization generated by the acquired assets during calendar years 1997 and 1998, which additional consideration will not exceed $42.6 million or, if the Malaysian Purchase is consummated, $47.2 million.

          In addition, SEACOR entered into a joint venture agreement with Smit-Lloyd (Antillen) N.V., a subsidiary of Smit (the "Joint Venture Agreement"). Pursuant to the Joint Venture Agreement, the parties contributed their interests in nine vessels to a newly formed company organized under the laws of the Bahamas, with each party owning a 50% interest therein. The vessels owned by such company will engage in offshore marine support services.

          In connection with the foregoing, SEACOR and certain of its subsidiaries entered into a license agreement dated as of December 19, 1996 with Smit (the "License Agreement"). Pursuant to the License Agreement, Smit granted to SEACOR and certain of its subsidiaries certain rights to use the names and logos of Smit, including the right of SEACOR to use the name "Smit" in its corporate name. SEACOR announced in a press release dated December 19, 1996 that it intends to change its corporate name to "SEACOR-SMIT Inc.".

          Certain subsidiaries of SEACOR and companies in which SEACOR has a 50% equity interest also entered into certain arrangements with respect to the management of the acquired vessels by Smit set forth in ship management agreements, each dated December 19, 1996 (collectively, the "Management Agreements"). In addition, SEACOR has entered into certain arrangements with respect to certain salvage and maritime contracting matters set forth in an agreement dated December 19, 1996 between SEACOR and Smit (the "Salvage and Maritime Contracting Agreement").

          The Asset Purchase Agreement provides that SEACOR will use commercially reasonable efforts to nominate and elect to SEACOR's Board of Directors one person designated by Smit for so long as Smit and its affiliates collectively beneficially own at least 5% of the outstanding Common Stock.

Item 4.  Purpose of Transaction.
         ----------------------

     State the purpose or purposes of the acquisition of the securities of
     ---------------------------------------------------------------------
the issuer.  Describe any plans or proposals which the reporting persons may
----------------------------------------------------------------------------
have which relate to or would result in:
---------------------------------------

          (a) The acquisition by any person of additional securities of the
              -------------------------------------------------------------
issuer, or the disposition of securities of the issuer.
------------------------------------------------------

          As described in Item 3, the $15.25 Million Convertible Notes are convertible into 231,060 shares of Common Stock, and the Bareboat Charter Agreements may result in the issuance of Additional Convertible Notes.

                              Page 9 of 29 Pages

          (b) An extraordinary corporate transaction, such as a merger,
              ---------------------------------------------------------
reorganization or liquidation, involving the issuer or any of its subsidiaries.
------------------------------------------------------------------------------

          None.

          (c) A sale or a transfer of a material amount of assets of the issuer
              -----------------------------------------------------------------
or any of its subsidiaries.
--------------------------

          None.

          (d) Any change in the present board of directors or management of the
              -----------------------------------------------------------------
issuer, including any plans or proposals to change the number or term of
------------------------------------------------------------------------
directors or to fill any existing vacancies on the board.
--------------------------------------------------------

          See the last paragraph of Item 3.

          (e) Any material change in the present capitalization or dividend
              -------------------------------------------------------------
policy of the issuer.
--------------------

          None.

          (f) Any other material change in the issuer's business.
              --------------------------------------------------

          None, except for the overall effect, if any, of the SEACOR Transaction described in Item 3.

          (g) Changes in the issuer's Articles of Incorporation, By-laws or
              -------------------------------------------------------------
other actions which may impede the acquisition of control of the issuer by any
------------------------------------------------------------------------------
person.
------

          None, except for the overall effect, if any, of the size of the beneficial ownership of Common Stock by Overseas and Smit.

          (h) Causing a class of securities of the issuer to be delisted from a
              -----------------------------------------------------------------
national securities exchange or to cease to be authorized to be quoted in an
----------------------------------------------------------------------------
interdealer quotation system of a registered national securities association.
----------------------------------------------------------------------------

          None.

          (i) A class of equity securities of the issuer becoming eligible for
              ----------------------------------------------------------------
termination of registration pursuant to Section 12(g)(4) of the Securities
--------------------------------------------------------------------------
Exchange Act of 1934.
--------------------

          None.

          (j) Any action similar to any of those enumerated above.
              ---------------------------------------------------

                              Page 10 of 29 Pages

          None.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

          (a) The aggregate number of Common Stock shares and the percentage of the outstanding Common Stock beneficially owned by Overseas and Smit are 943,060 and 6.7%, respectively. As reported herein, beneficial ownership by Smit of Common Stock assumes conversion of the $15.25 Million Convertible Notes into Common Stock. In the Asset Purchase Agreement, SEACOR represents that a total of 13,126,882 shares of Common Stock were outstanding as of December 16, 1996.

          (b) Overseas and Smit have the power to vote 712,000 shares of Common Stock. Upon conversion of the $15.25 Million Convertible Notes into 231,060 additional shares of Common Stock, they would have the power to vote 943,060 shares of Common Stock.

          (c) See the description of the SEACOR Transaction in Item 3.

          (d) No person other than Overseas and Smit is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any of the Common Stock identified in this Item 5.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
to Securities of the Issuer.
---------------------------

          Upon the terms and subject to the conditions of the Investment and Registration Rights Agreement, dated as of December 19, 1996, among SEACOR Holdings, Inc. and Smit International Overseas B.V., SEACOR has agreed to prepare and file as soon as practicable, pursuant to the Securities Act of 1933, a "shelf" registration statement to permit resales by Smit and Overseas of the following securities: (i) the Common Stock acquired in the SEACOR Transaction;
(ii) the $15.25 Million Convertible Notes; and (iii) the shares of Common Stock issuable upon conversion of the $15.25 Million Convertible Notes.

    See also Item 3.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

1.1. Asset Purchase Agreement dated as of December 19, 1996 among SEACOR Holdings, Inc. and certain of its subsidiaries and Smit Internationale
     N.V. and certain of its subsidiaries. (Incorporated by reference to Exhibit
     2.0 to SEACOR Holdings, Inc.'s Current Report on Form 8-K, filed December 24, 1996 (Commission File No. 1-12289).)

                              Page 11 of 29 Pages

1.2. Form of letter agreement dated December 19, 1996 relating to the delivery of securities among SEACOR Holdings, Inc. and certain of its subsidiaries and Smit Internationale N.V. and certain of its subsidiaries.

2. Investment and Registration Rights Agreement dated as of December 19, 1996 between SEACOR Holdings, Inc. and Smit International Overseas B.V. (Incorporated by reference to Exhibit 4.0 to SEACOR Holdings, Inc.'s Current Report on Form 8-K, filed December 24, 1996 (Commission File No. 1-12289).)

3. Joint Venture Agreement dated December 19, 1996 between SEACOR Holdings, Inc. and SMIT-Lloyd (Antillen) N.V. (Incorporated by reference to Exhibit
     10.0 to SEACOR Holdings, Inc.'s Current Report on Form 8-K, filed December 24, 1996 (Commission File No. 1-12289).)

4.1. Bareboat Charter Agreement dated December 19, 1996 between SEACOR-SMIT Offshore II B.V. and Smit-Lloyd B.V. (Incorporated by reference to Exhibit
     10.1 to SEACOR Holdings, Inc.'s Current Report on Form 8-K, filed December 24, 1996 (Commission File No. 1-12289).)

4.2. Bareboat Charter Agreement dated December 19, 1996 between SEACOR-SMIT Offshore II B.V. and Smit-Lloyd B.V. (Incorporated by reference to Exhibit
     10.2 to SEACOR Holdings, Inc.'s Current Report on Form 8-K, filed December 24, 1996 (Commission File No. 1-12289).)

5. Malaysian Side Letter dated December 19, 1996 between SEACOR and Smit (Incorporated by reference to Exhibit 10.3 to SEACOR Holdings, Inc.'s Current Report on Form 8-K filed December 24, 1996 (Commmission File No. 1-12289).)

6. Form of Management Agreement (Incorporated by reference to Exhibit 10.4 to SEACOR Holdings, Inc.'s Current Report on Form 8-K filed December 24, 1996 (Commission File No. 1-12289).)

7. Salvage and Maritime Contracting Agreement dated December 19, 1996 between SEACOR Holdings, Inc. and Smit Internationale N.V. (Incorporated by reference to Exhibit 10.5 to SEACOR Holdings, Inc.'s Current Report on Form 8-K, filed December 24, 1996 (Commission File No. 1-12289).)

8. License Agreement dated as of December 19, 1996 among SEACOR Holdings, Inc. and certain of its subsidiaries and Smit Internationale N.V. (Incorporated by reference to Exhibit 10.6 to SEACOR Holdings, Inc.'s Current Report on Form 8-K, filed December 24, 1996 (Commission File No. 1-12289).)

9. Press release issued by SEACOR Holdings, Inc. on December 19, 1996. (Incorporated by reference to Exhibit 99.0 to SEACOR Holdings, Inc.'s Current Report on Form 8-K, filed December 24, 1996 (Commission File No. 1-12289).)

10. Joint Filing Agreement dated as of December 19, 1996 among Smit Internationale N.V., Smit International Overseas B.V., Royal Nedlloyd N.V. and Vigilanter Holdings N.V.

                              Page 12 of 29 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  December 27, 1996


SMIT INTERNATIONAL OVERSEAS B.V.


By: /s/ M. A. Busker
   ----------------------------------
     Name: M. A. Busker
     Title: Managing Director


SMIT INTERNATIONALE N.V.


By: /s/ M. A. Busker
   ----------------------------------
     Name: M. A. Busker
     Title: Managing Director


ROYAL NEDLLOYD N.V.
For data concerning our shareholding only


By: /s/ P. V. B. Zwolsman
   -----------------------------------
     Name: P. V. B. Zwolsman
     Title: Company Secretary

VIGILANTER HOLDINGS N.V.
For data concerning our shareholding only


By:  /s/ George F. Nicolai        H. J. Brand
   ------------------------------------------
     Name: Meespierson Trust B.V.
     Title: Managing Director
              George F. Nicolai        H. J. Brand

                              Page 13 of 29 Pages

                                   SCHEDULE I

                     SINGLE SHAREHOLDER AND EXECUTIVE DIRECTORS OF
                        SMIT INTERNATIONAL OVERSEAS B.V.

     The name, address, occupation and citizenship of each of the single shareholder and executive directors of Smit International Overseas B.V. are set forth below:

Single Shareholder:
------------------

Smit Internationale N.V.
Zalmstraat 1
3016 DS Rotterdam
The Netherlands
Organized under the laws of the Netherlands

Executive Directors:
-------------------

Kienhuis, Antoon Willem
Raadhuislaan 38, 3271 BT Mijnsheerenland
The Netherlands
Vice President, Smit Internationale N.V.
Dutch

Busker, Manfred Albert
Burg Lepelaarssngl 28, 2925 ES Krimpen Aan Den Ijssel
The Netherlands
President, Smit Internationale N.V.
Dutch

                              Page 14 of 29 Pages

                                  SCHEDULE II

               EXECUTIVE DIRECTORS AND SUPERVISORY DIRECTORS OF
                           SMIT INTERNATIONALE N.V.

     The name, address, occupation and citizenship of each of the executive directors and supervisory directors of Smit Internationale N.V. are set forth below:

Directors:
---------

Kienhuis, Antoon Willem
Raadhuislaan 38, 3271 BT Mijnsheerenland
The Netherlands
Vice President, Smit Internationale N.V.
Dutch

Busker, Manfred Albert
Burg Lepelaarssngl 28, 2925 ES Krimpen Aan Den Ijssel
The Netherlands
President, Smit Internationale N.V.
Dutch

Supervisory Directors:
---------------------

van Beuningen, Willem Frederik
'S-Gravenweg 710, 3065 SJ Rotterdam
The Netherlands
Director
Dutch

Rood, Max Gustaaf
Koninginneweg 156, 1075 EE Amsterdam
The Netherlands
Director
Dutch

Ing. Kraaijeveld van Hemert, Johannis
Grotekerksbuurt 36, 3311 CB Dordrecht
The Netherlands
Director
Dutch

van Engelshoven, Jean Marie Hubert
Julianaweg 4, 2243 HT Wassenaar
The Netherlands
Director
Dutch

Meijer, Hendrix Hadeweijn
Emiliahof 35, 3062 HT  Rotterdam
The Netherlands
Director
Dutch

Mulock Houwer, Willem Antonie

                              Page 15 of 29 Pages

Curacaolaan 20, 1213 VK Hilversum
The Netherlands
Director
Dutch

                              Page 16 of 29 Pages

                                 SCHEDULE III

               EXECUTIVE DIRECTORS AND SUPERVISORY DIRECTORS OF
                              ROYAL NEDLLOYD N.V.

     The name, address, occupation and citizenship of each of the executive directors and supervisory directors of Royal Nedlloyd N.V. are set forth below:

Executive Directors:
-------------------

Mr. Helb, Hans Jochem
Acacialaan 3, 2243 BW Wassenaar
The Netherlands
Deputy Chairman, Royal Nedlloyd N.V.
Dutch

Drs. Meijer Ra, Hendrik Hadeweijn
Emiliahof 35, 3062 HT Rotterdam
The Netherlands
Director
Dutch

Berndsen, Leonardus Johannes Maria
Burgemeester De Manlaan 5, 4837 BN Breda
The Netherlands
Chairman, Royal Nedlloyd N.V.
Dutch

Bijvoets, Victor Laurentius
Bremhorstlaan 16, 2244,ES
The Netherlands
Director
Dutch

Supervisory Directors:
---------------------

Dipl, Ing, Pohl, Hans-Georg
5 Federal Republic of Germany
auf den Schwarzen Bergen 37, 2107 Rosengarten 5
Federal Republic of Germany
German

Drs. Kroes, Neelie
van Bronckhorstlaan 20, 2242 PZ Wassenaar
The Netherlands
Director
Dutch

Ir van Royen, Olivier Henri Aurel
Breitnerweg 2, 2102 AH Heemstede
The Netherlands
Chairman
Dutch

Land, Andrew Henry
van Beeverlaan 3, 1251 ES Laren NH
The Netherlands
Director
Canadian

Mr. Hazelhoff, Robertus

                              Page 17 of 29 Pages

Nieuwe Bussummerweg 208, 1272 CN Huizen
Dutch

Swalef, Gijsbert Johannes
Ree 52, 2811HG Reeuwijk
The Netherlands
Director
Dutch

                              Page 18 of 29 Pages

                                  SCHEDULE IV

                EXECUTIVE DIRECTOR AND SUPERVISORY DIRECTORS OF
                           VIGILANTER HOLDINGS N.V.

     The name, address, occupation and citizenship of each of the executive directors and supervisory directors of Vigilanter Holdings N.V. are set forth below:

Executive Director:
-----------------

Meespierson Trust B.V.
Herengracht 548, 1017 CG Amsterdam
The Netherlands
Director
Organized under the laws of the Netherlands

Supervisory Directors:
---------------------

Mr. van Beuningen, Willem Frederik
'S-Gravenweg 710, 3065 SJ Rotterdam
The Netherlands
Director
Dutch

Ing. Kraaijeveld van Hemert, Johannis
Grotekerksbuurt 36, 3311 CB Dordrecht
The Netherlands
Chairman, Vigilanter Holdings N.V.
Dutch

van Zuylen-van Beuningen, June
Mecklenburglaan 15, 3061 BB Rotterdam
The Netherlands
Director
Dutch

van Den Bergh, Gerardus Adelbertus
Reigerlaan 67, 1645 TB Ursem
The Netherlands
Director
Dutch

                              Page 19 of 29 Pages

                                 EXHIBIT INDEX

     Exhibit No.         Description                                Page No.
     ----------          -----------                                -------

1.1. Asset Purchase Agreement dated as of December 19, 1996 among SEACOR Holdings, Inc. and certain of its subsidiaries and Smit Internationale
     N.V. and certain of its subsidiaries. (Incorporated by reference to Exhibit
     2.0 to SEACOR Holdings, Inc.'s Current Report on Form 8-K, filed December 24, 1996 (Commission File No. 1-12289).)

1.2. Form of letter agreement dated December 19, 1996 relating to the delivery of securities among SEACOR Holdings, Inc. and certain of its subsidiaries and Smit Internationale N.V. and certain of its subsidiaries.

2. Investment and Registration Rights Agreement dated as of December 19, 1996 between SEACOR Holdings, Inc. and Smit International Overseas B.V. (Incorporated by reference to Exhibit 4.0 to SEACOR Holdings, Inc.'s Current Report on Form 8-K, filed December 24, 1996 (Commission File No. 1-12289).)

3. Joint Venture Agreement dated December 19, 1996 between SEACOR Holdings, Inc. and SMIT-Lloyd (Antillen) N.V. (Incorporated by reference to Exhibit
     10.0 to SEACOR Holdings, Inc.'s Current Report on Form 8-K, filed December 24, 1996 (Commission File No. 1-12289).)

4.1. Bareboat Charter Agreement dated December 19, 1996 between SEACOR-SMIT Offshore II B.V. and Smit-Lloyd B.V. (Incorporated by reference to Exhibit
     10.1 to SEACOR Holdings, Inc.'s Current Report on Form 8-K, filed December 24, 1996 (Commission File No. 1-12289).)

4.2. Bareboat Charter Agreement dated December 19, 1996 between SEACOR-SMIT Offshore II B.V. and Smit-Lloyd B.V. (Incorporated by reference to Exhibit
     10.2 to SEACOR Holdings, Inc.'s Current Report on Form 8-K, filed December 24, 1996 (Commission File No. 1-12289).)

5. Malaysian Side Letter dated December 19, 1996 between SEACOR and Smit (Incorporated by reference to Exhibit 10.3 to SEACOR Holdings, Inc.'s Current Report on Form 8-K filed December 24, 1996 (Commmission File No. 1-12289).)

6. Form of Management Agreement (Incorporated by reference to Exhibit 10.4 to SEACOR Holdings, Inc.'s Current Report on Form 8-K filed December 24, 1996 (Commission File No. 1-12289).)

7. Salvage and Maritime Contracting Agreement dated December 19, 1996 between SEACOR Holdings, Inc. and Smit Internationale N.V. (Incorporated by reference to Exhibit 10.5 to SEACOR Holdings,


                              Page 20 of 29 Pages

     Inc.'s Current Report on Form 8-K, filed December 24, 1996 (Commission File No. 1-12289).)

8. License Agreement dated as of December 19, 1996 among SEACOR Holdings, Inc. and certain of its subsidiaries and Smit Internationale N.V. (Incorporated by reference to Exhibit 10.6 to SEACOR Holdings, Inc.'s Current Report on Form 8-K, filed December 24, 1996 (Commission File No. 1-12289).)

9. Press release issued by SEACOR Holdings, Inc. on December 19, 1996. (Incorporated by reference to Exhibit 99.0 to SEACOR Holdings, Inc.'s Current Report on Form 8-K, filed December 24, 1996 (Commission File No. 1-12289).)

10. Joint Filing Agreement dated as of December 19, 1996 among Smit Internationale N.V., Smit International Overseas B.V., Royal Nedlloyd N.V. and Vigilanter Holdings N.V.

                              Page 21 of 29 Pages